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Exhibit 4.31

CODE OF BUSINESS CONDUCT AND ETHICS

As of March 7, 2003

Introduction

        This Code of Business Conduct and Ethics (the "Code") is adopted for the purpose of promoting honest and ethical conduct; ensuring compliance with applicable governmental laws, rules and regulations; avoiding conflicts of interest; providing an avenue for disclosure of any violations of the Code; and providing accountability for adherence to the Code.

        The Code is applicable to all Centerpulse directors, officers and employees (the "Individuals"). In recognition of the important and elevated role in corporate governance (including but not limited to their responsibility and authority to protect, balance and preserve the interest of Centerpulse and its stakeholders), this policy is specifically made applicable to Centerpulse's principal executive officer and senior financial officers. Senior financial officers shall include the principal financial officers, controllers, principal accounting officers and other persons that perform similar functions.

        The Code covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all Individuals. All Individuals must conduct themselves accordingly and avoid even the appearance of improper behavior.

        Adherence with the Code is a condition of employment for employees and, for officers and directors, a condition of holding your respective position. If a law conflicts with a policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with this Code, you must comply with the Code. If you have any questions about the Code, you should consult with your supervisor, a human resources representative, the Legal Department, or the Ethics and Compliance Administrator.

        Each Individual is provided with a copy of this policy at the beginning of his or her relationship with Centerpulse. However, additional copies of these policies are available from the Human Resources Department, the Legal Department or the Ethics and Compliance Administrator.

        In addition to the Code, employees of Centerpulse's U.S. and Canadian entities are subject to the Centerpulse USA Inc. Business Conduct Guidelines.

1.    Compliance with Laws, Rules and Regulations

        Obeying the law, both in letter and in spirit, is the foundation on which Centerpulse's ethical standards are built. All Individuals must respect and obey all national and local laws, rules and regulations that apply to Centerpulse's business. All Individuals should understand the laws and regulations, which apply to them in the performance of their duties and ensure that Centerpulse complies with the national and local laws, rules and regulations of the countries in which we operate. Questions concerning any legal responsibility should be referred to the Legal Department.

2.    Insider Trading

        Laws in some countries prohibit the use of nonpublic information obtained as a consequence of employment (including information about customers, suppliers, competitors, and proposed acquisitions or divestitures) for the personal profit of an Individual or of anyone as a result of association with an Individual. Use for personal profit includes taking advantage of such information by trading or providing information for others to trade in securities of a publicly traded company. Centerpulse's Insider Trading Policy and other restrictions on trading imposed by company policy from time to time further address this issue and are applicable to the Individuals.

3.    Conflicts of Interest

        Conflicts of interest are prohibited as a matter of Centerpulse policy. A "conflict of interest" exists when an Individual's private interest interferes or appears to interfere in any way with the interests of Centerpulse or their ability to devote full attention to the requirements of his or her position with Centerpulse and to perform his or her duties objectively and effectively. A conflict of interest also arises when an Individual or member of his or her family receives improper personal benefits as a result of his or her position in the company. Loans to or guarantees of obligations of Individuals and their family members are of special concern and may create a conflict of interest. As part of this policy, Individuals are prohibited from (a) taking for themselves personally opportunities that are discovered through the use of corporate property, information or position; (b) using corporate property, information, or position for improper personal gain; and (c) compete with Centerpulse, directly or indirectly. Individuals owe a duty to Centerpulse to advance Centerpulse's legitimate interests when the opportunity to do so arises.

        It is not possible to define all situations which, would constitute a conflict with the interests of Centerpulse. However, the following activities are presented as a guide for determining circumstances which might create conflicts of interest:

  a)    Assisting Competitor

          An obvious conflict of interest is providing assistance to an organization that markets products in competition with Centerpulse's current or potential product offerings. You may not, without Centerpulse's consent, work for such an organization as an employee, consultant, officer or member of its board of directors.

  b)    Outside Work

          A conflict of interest may exist when an Individual undertakes to engage in an independent business venture or to perform work or services for another business or organization to the extent that the activity prevents such Individual from devoting the time and effort to Centerpulse's business which his or her position requires.

  c)    Serving as a Supplier

          Generally, you may not be a supplier to Centerpulse, represent a supplier to Centerpulse, or be an officer or a member of its board of directors while you are an employee of Centerpulse. Also, you may not work on any products or services offered by a supplier to Centerpulse.

  d)    Use of Centerpulse Time and Assets

          You may not perform outside work or solicit such business on Centerpulse's premises or while working on Centerpulse's time. Also, you are not permitted to use Centerpulse's equipment, telephones, materials, resources, or proprietary information for any outside work.

  e)    Gift of Favors

          Acceptance of money, gifts, loans, or favors from any individual or concern which, an Individual has reason to believe does or may supply, or may seek to supply, goods and services to Centerpulse is prohibited, unless such gift or favor involves no more than an ordinary social amenity in keeping with local social and business customs, is otherwise consistent with good business ethics, and does not place the recipient under an obligation of any kind. All offers of gifts or favors of more than nominal value should be returned with a letter explaining that acceptance is contrary to company policy.

          It is a violation of the Code for anyone to seek a competitive advantage through the use of gifts, gratuities, entertainment, or other favors. Under no circumstances may we offer or give anything to a customer or customer's representative in an effort to influence a contract award or other favorable customer action.

          In some countries, customs require the exchange of gifts. In cases where it is necessary to meet such a requirement, the Company will provide the gift; any gifts received of more than nominal value will become Company property.

        Conflicts of interest may not always be clear, so if there is a question, consult with your supervisor, a human resources representative, the Legal Department, or the Ethics Administrator.

4.    Competition and Fair Dealing

        Centerpulse seeks to outperform its competition fairly and honestly and seeks competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secrets that were obtained without the owner's consent, or inducing such disclosures by past or present employees of other companies is prohibited. Individuals shall (a) respect the rights of and deal fairly with Centerpulse's business investors, suppliers, competitors and employees; and (b) avoid taking unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

5.    Protection and Use of Assets

        Centerpulse has a wide variety of assets, which are of significant value to its competitiveness and success. These assets include our valuable confidential information as well as our physical assets. Protecting these assets and assuring their efficient use are important and fundamental responsibilities of each Individual. The loss, theft, misuse or waste of Centerpulse's assets could jeopardize the future of the Company.

  a)    Confidential Information

          Individuals must at all times during the period of their employment or work with Centerpulse and thereafter keep in confidence all of Centerpulse's Confidential Information, except when disclosure is authorized by Centerpulse or is required by law. Confidential Information refers to information of a non-public, confidential, proprietary, or secret nature related to the Centerpulse's business, financial, and marketing plans associated with its operations and products which might be of use to Centerpulse's competitors or harmful to Centerpulse, if disclosed. It also includes personnel information, medical records, and salary data. Other Confidential Information includes: designs, engineering and manufacturing know-how and processes; business and product plans with outside vendors and joint venture parties; a variety of internal data bases, patent applications, trademark applications, and copyright material, such as software.

  b)    Internal Controls

          Centerpulse has established accounting control procedures to ensure its assets are protected and that financial records are accurate and reliable. Individuals share responsibility for maintaining and complying with required internal controls. All Individuals must insure that the spirit of accounting and internal control procedures is strictly followed at all times.

  c)    Recording and Reporting Information

          Accuracy and reliability in the preparation of all business records is mandated by law and is of critical importance to Centerpulse's decision-making process. Improper or fraudulent accounting documentation or financial reporting are contrary to company policy and may also be a violation of applicable laws.

          Paperwork, including internal communications, often becomes public, so Individuals should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people, transactions and companies. This applies equally to e-mail, internal memos, and formal reports.

  d)    Information about Others

          The medical device industry is highly competitive and success depends on an understanding of our competitors' strategies. We should take advantage of all legitimate resources in collecting information on our competitors, but avoid those actions which are illegal, unethical, or which could cause embarrassment to Centerpulse. Industrial espionage, trespassing, burglary, wiretapping, and stealing are clearly illegal and obviously wrong. But so is hiring a competitor's employees to get confidential information. Improper solicitation of confidential information from a competitor's employees is wrong and Centerpulse will not tolerate any form of questionable intelligence gathering.

  e)    Information owned by others

          Other companies and individuals have intellectual property they want to protect. They also are sometimes willing to disclose their confidential information for a particular purpose under the terms of a confidentiality agreement. The terms of any such confidentiality agreement to which the Company is a party must be strictly followed.

  f)    Software

          Special care should be taken in acquiring software. Software is protected by copyright and may also be protected by patent, trade secret, or as confidential information. The terms and conditions of license agreements accompanying software must be strictly followed. If you acquire software for your personal equipment, you should not copy such software onto any Centerpulse-owned computer.

6.    Discrimination and Harassment

        The diversity of employees is a tremendous asset to Centerpulse. Centerpulse is firmly committed to providing equal opportunity in all aspects of employment and shall not tolerate any unlawful discrimination or harassment.

7.    Compliance and Discipline

        Centerpulse is determined to operate according to the highest possible standards of business ethics and conduct. This Code is important to Centerpulse and is to be taken seriously by all Individuals. Failure to comply with this Code can result in disciplinary action, which may include, but not limited, the termination of employment or removal from your position as an officer or director. Failure to comply may also result in Centerpulse referring the matter criminal prosecution and/or seeking reimbursement of any losses or damages resulting from the violation.

        As with all matters involving disciplinary action, principles of fairness will apply. Any Individual charged with a violation of this Code will be afforded an opportunity to explain his or her actions before disciplinary action is taken. This Code will be enforced at all levels, fairly and without prejudice.

Consistent with its obligations under the law, and within the enforcement process established in this Code, Centerpulse will keep confidential the identity of employees about or against whom allegations of violations are brought, unless or until it has been determined that a violation has occurred. Similarly, to the extent possible and permitted by law, Centerpulse will keep confidential the identity of anyone reporting a possible violation.

8.    Waivers of the Code of Business Conduct and Ethics

        For the Directors and Members of the Executive Committee, a waiver of this Code may be made only by the Chairman of the Board, the Chairman of the Board's Corporate Governance Committee or the Lead Director. Members of the Executive Committee, the Compliance Officer of a Business Unit or the Ethics and Compliance Administrator, can approve other waivers. Waivers will be promptly disclosed as required by law or stock exchange regulation.

9.    Business Ethics and Compliance Administrator

        Martin Schmid is Centerpulse's Business Ethics and Compliance Administrator and is available for any assistance and information deemed necessary. The telephone number is +41 1 306 9875; the e-mail address is martin.schmid@centerpulse.com.

10.  Reporting

        Individuals are encouraged to talk to their immediate supervisor, a human resources representative, the Legal Department, or the Ethics and Compliance Administrator if you (a) observe any behavior which you believe is illegal, unethical or otherwise in violation of this Code; or (b) need help or information regarding this Code or a potential course of action in a particular situation.

        All reports will be held in confidence if requested and to the extent permitted by law. Centerpulse shall protect Individuals who in good faith provide information or otherwise report misconduct in violation of this Code from retaliation or other adverse employment action.

11.  Additional local requirements

        Centerpulse has additional local policies in countries with further requirements regarding the Code of Business conduct and ethics. In the case of conflicting regulations the more stringent regulation shall prevail.

Zurich, March 7, 2003

Dr. Max Link (Chairman of the Board)	Christian Stambach (Secretary)

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  Exhibit 4.31
CODE OF BUSINESS CONDUCT AND ETHICS